Interbrew

THE WORLD'S LOCAL BREWER

02 MAR 15 AM 8:52

02015903

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 13 March 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

3/19

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER

PRESS RELEASE

Interbrew reports strong results for 2001

Brussels, 13 March 2002

Today Interbrew, *The World's Local Brewer©*, published its 2001 results. Compared to the figures reported for 2000, net after-tax profits before extraordinary results increased 65% to €537 million (including Bass Brewers' UK beer business). EBITDA increased 28% to €1,533 million, with organic growth exceeding Interbrew's 8% target. Earnings per share before goodwill amortisation increased 19% to €1.44, well exceeding the 12% target. Interbrew intends to pay a dividend of €0.29, up 38% on 2000. Interbrew's results, its sound financial structure and the successful execution of its strategy provide a solid basis for continued value creation for shareholders. Interbrew confirms its long-term target of double-digit average annual growth in EPS before goodwill between 2000 and 2004.

Interbrew fully IAS compliant as of 2001

As announced at the time of the IPO, Interbrew is now reporting its financial results under International Accounting Standards (IAS). In order to allow full transparency and comparison with last year's results, the table below provides Interbrew's consolidated key figures, fully IAS compliant for 2001 and restated to IAS for 2000.

The auditors have confirmed that their audit work, which has substantially been completed, did not reveal any significant changes to be made to the financial information, included in the press release.

Consolidated key figures, including Bass UK

	2000 as reported (1)	**2000** IAS restated (2)	**2001** IAS compliant (3)	**Δ %** (2)(3)
Volume (1)	69.8	69.8	90.2	29.2
Net turnover(2) (3)	5,657	5,657	7,303	29.1
EBITDA(3)	1,199	1,156	1,533	32.6
EBIT(3)	644	533	884	65.8
Net profit (3) (4)	325	271	537	98.2
EPS (5)	1.21	1.04	1.44	38.5
ROIC (%)	11.7	11.4	11.4	0.0

(1) Million HL, excluding pro rata FEMSA volumes
(2) EUR million; presented as net of excise duties
(3) EUR million
(4) before Bass goodwill impairment
(5) EPS in EUR before goodwill amortisation, based on the average outstanding number of shares

Full year results reflect sustained growth of overall business

All numbers hereinafter are stated on a fullly IAS compliant basis and excluding Bass Brewers' UK beer business.

Interbrew's net turnover for 2001 increased by 16% to €5,761 million, including organic growth of about 8%, the rest being attributable to the impact of a full year Interbrew UK and the integration of Diebels and Rogan. Volume increased more than 15% to 73 million Hl, organic volume growth was only 1.6% yet organic net turnover increased 8% indicating Interbrew's focus on value growth. EBITDA increased 15% to €1,193 million, including an organic growth increase in excess of 8%. Interbrew achieved an improvement in operating profit margin from 9.7% to 12.3%, and ROIC increased by an additional 0.9 %.

"We have once again delivered on our promises by meeting and exceeding our targets and expectations; by introducing IAS reporting efficiently; and by continuing to be prudent whilst achieving outstanding growth." says Hugo Powell, CEO of Interbrew. *"We are fully committed to delivering sustained value creation for our shareholders through our operational excellence, through sustained organic growth and through the successful execution of our acquisition strategy, and we stand by our long-term financial targets."*

Consolidated key figures, excluding Bass UK

	2000 IAS restated	**2001** IAS compliant	Δ %
Volume [1]	63.3	73.1	15.5
Net turnover[2] [3]	4,962	5,761	16.1
EBITDA[3]	1,039	1,193	14.8
EBIT[3]	482	708	46.8
Net profit [3] [4]	263	484	83.8
EPS [5]	0.97	1.26	30.3
ROIC (%)	13.0	14.0	0.9

[1] Million HL, excluding pro rata FEMSA volumes
[2] EUR million; presented as net of excise duties
[3] EUR million
[4] before Bass goodwill impairment
[5] EPS in EUR before goodwill amortisation, based on the average outstanding number of shares

Interbrew's strategic vision drives growth and value creation

Interbrew's unique vision, to be *The World's Local Brewer©*, is realised through the parallel and simultaneous execution of four core strategic themes:

- building and leveraging **strong local platforms** to drive profitable growth in the different geographies;
- building and developing a **broad brand portfolio**, which allows access to all segments of the market;
- maintaining a careful balance of exposure to mature and emerging market positions, thus realising a **superior risk-return** profile; and
- taking active part in the **consolidation** of the world brewing industry.

During 2001 Interbrew brought certainty and stability to its UK operations, first with regulatory approval for the retention of the Scotland and Northern Ireland elements of the Bass UK business, and subsequently through the highly successful sale of the Carling Brewers business to Coors for £1.2 billion in December 2001. Interbrew's EBIT in the UK is now nearly twice as big as before these additions. Moreover, our UK business achieved a market share of 16%, with a fast-growing premium portfolio poised for continued growth, and number 1 position in Scotland. The net investment in the UK is £1.5 billion for a business generating EBITDA of £170 million in 2001, representing an overall acquisition multiple of 8.8.

In view of the move to IAS compliant accounting, Interbrew has made a reversal of part of the €1,235million non cash charge taken in Jan 2001. The capture of some synergies from the retention of Scotland and Northern Ireland businesses and the good sale price for the Carling Brewers business leads to a reversal of €360million. De-merger costs for the retained business, disposal costs and fees for the Carling Brewers sale, and prudent deal-related provisions leads to an extraordinary charge of approximately €199 million. Therefore, this results in a net extraordinary reversal of impairment of €161 million.

Interbrew also made a significant entry into the German beer market with the acquisitions of Diebels, a strong domestic speciality beer, and Beck & Co, with Beck's as the pre-eminent international premium lager. Beck's provides a superb international brand in attractive markets, differentiated from Interbrew's existing portfolio. Financing and tax benefits make it an ideal platform to lead consolidation in Germany. Significant synergy benefits such as the complementarity with the existing Labatt USA, Diebels and other export businesses are being investigated by 21 integration teams.

External growth provided by such acquisitions as Whitbread Beer Company, Diebels and Rogan have created value during 2001, showing Interbrew's determination to make value creating acquisition moves. Price and mix improvements in existing Interbrew businesses generated organic net turnover growth of about 8% from an organic volume growth of only 1.6%, highlighting strong value growth.

These successes are reflected in the significant 38% increase of the gross dividend per share paid. The gross dividend amounts to €0.29 per share.

All regions delivered strong performance

In *Western Europe*, Interbrew saw market share improvement in all markets except France. The acquisition of Diebels (consolidated from September 2001) and Beck & Co (not yet consolidated) show Interbrew's continued commitment to this important region. Interbrew achieved an 18% organic EBITDA growth in Western Europe, with net turnover increasing by almost 18% and volumes increasing by 8%. Jupiler exhibited growth, and Stella Artois continued its strong double-digit growth, with excellent UK performance.

In *North America*, volumes increased organically by 3%, while growth in net turnover and EBITDA were both solid, increasing by 8% and 6% respectively. In Canada, the Oland Specialty Beer Company kept its momentum and Interbrew's reinforced position in Cuba gives a well-balanced exposure to growth potential. Labatt USA imports continue to outperform the US import segment.

In the *Emerging Markets*, the organic growth in net turnover was a strong 15%, mainly fuelled by Interbrew's continued focus on attractive mix and an organic volume growth of

4%. Organic EBITDA growth was an outstanding 27%. Again, these results underline Interbrew's drive for growing value rather than volume. Croatia, Hungary and the Czech Republic exhibited excellent performances in Central Europe. In Eastern Europe improvements in mix created value growth with our Russian prices averaging €35 per Hl; those in the Ukraine have risen to €22 per Hl and have significant potential. Krym was divested and Rogan acquired. Finally in Asia, integration is underway in South Korea leading to excellent financial results. Cass continued its strong growth. An option agreement was put in place to acquire the remainder of the business as of 2004.

Segment information (excl Bass)

	2000	Organic Growth	Scope changes	Currency impact	2001
Western Europe					
Volume[1]	23.1	(0.1)	2.0	0.0	25.0
Net Turnover (Eur m)	2,131	104	286	(17)	2,504
EBITDA (Eur m)	381	69	(36)	(1)	413
EBIT (Eur m)	209	77	(61)	(1)	224
North America					
Volume[1]	14.2	0.4	0.0	0.0	14.6
Net Turnover (Eur m)	1,689	157	0	(16)	1,830
EBITDA (Eur m)	407	35	(9)	(4)	429
EBIT (Eur m)	274	50	(9)	(3)	312
Emerging Markets					
Volume[1]	26.0	1.1	4.2	0.0	31.3
Net Turnover (Eur m)	1,142	129	95	(55)	1,311
EBITDA (Eur m)	281	76	(3)	(16)	338
EBIT (Eur m)	107	71	(8)	(8)	162

[1] Million HL, excl. Femsa and exports

Adopting International Accounting Standards

The move to IAS impacts some financial measures, most notably 2000 EPS and EBIT. EPS before goodwill amortization is restated from €1.21 to €1.04; IAS compliance for the treatment of IPO costs, the capital gain on treasury shares and deferred taxes generate movement from the P&L to the balance sheet. In general, non-recurring one-time charges are no longer reported below the operating result, but are now above EBIT. In addition, the fully diluted number of shares is slightly reduced under IAS definitions, but the impact of this is minimal.

Targets and Outlook

Barring unforeseen circumstances, Interbrew remains on track to meet its longer-term objectives. Interbrew reiterates its target of double-digit average annual growth in EPS before goodwill amortisation from 2000 to 2004, irrespective of scope changes and acquisition activity.

Interbrew

THE WORLD'S LOCAL BREWER

Shareholders' agenda

Live webcast of full-year 2001 results presentation
In line with Interbrew's commitment to equivalence of information for all shareholders, the presentation of the full-year 2001 results to sell-side analysts shall be webcast live on Interbrew's website www.interbrew.com on 13th March 2002 at 15.00 CET (09.00 New York time). The webcast will remain accessible in the video archive.

Publication of 2001 Annual Report and General Shareholders Meeting
On 25th March 2002, Interbrew's Annual Report 2001 and Statistical Review 1996-2001 will be available on www.interbrew.com. A printed version of the annual report will be available from 12th April 2002.
On 30th April 2002, Interbrew will hold its General Shareholders Meeting, followed by a press briefing.

Dividend Payment
Interbrew will pay its dividend to shareholders on 2nd May 2002.

Future financial results communications
On 4th September 2002, Interbrew's half-year 2002 results will be published.
On 28th October 2002, Interbrew will publish its 9 months trading update.
On 12th March 2003, Interbrew's full-year 2002 results will be published.

Additional information

Pictures for media use can be downloaded from the corporate news section on www.interbrew.com.

Interbrew - The World's Local Brewer©
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe®, Bass® Ale. Interbrew both brings considerable best practices to its local platforms and also continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Detailed information on Interbrew can be consulted at www.interbrew.com.

Corneel Maes
VP Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Interbrew

THE WORLD'S LOCAL BREWER

Consolidated Income Statement

	Expressed in million euro				
	2000 As reported	IAS Restatement	IAS Reclassification	2000 IAS	2001 IAS
Turnover(*)	8,000		(2,343)	5,657	7,303
Changes in inventories of finished goods and work in progress.	(19)			(19)	(16)
Other operating income	186		51	237	215
Operating income	8,167	-	(2,292)	5,875	7,502
Raw materials and consumables	4,281		(2,343)	1,938	2,428
Services and other goods	1,542	1		1,543	2,038
Payroll and related benefits	1,010			1,010	1,264
Depreciation and amortisation	482		62	544	570
Inventory provisions and bad Debt expense	23	(1)		22	23
Increase (decrease) in provisions	(30)	(1)	31	-	-
Amortisation/impairment of goodwill	72		7	79	80
Other operating expenses	143		63	206	215
Operating expenses	7,523	(1)	(2,180)	5,342	6,618
Operating profit/(loss)	644	1	(112)	533	884
Financial income	292		(94)	198	181
Financial expenses	(585)	(3)	132	(456)	(357)
Share of associated companies	59	(9)		50	67
Profit/(loss) before tax	410	(11)	(74)	325	775
Income tax expense	16	47	12	75	179
Profit/(loss) after tax	394	(58)	(86)	250	596
Minority interests	21			21	(59)
	415	(58)	(86)	271	537
Extraordinary items	(1,325)	4	86	(1,235)	161
Net profit/(loss) for the period	(910)	(54)	(0)	(964)	698
Basic earnings per share	(2.73)			(2.88)	1.63
Diluted earnings per share	(2.09)			(2.81)	1.61
Earnings per share before goodwill amortization (ordinary)	1.21			1.04	1.44
Earnings per share before goodwill amortization (diluted)	0.92			1.02	1.42

(*) 2000 reported turnover is presented including excise duties for an amount of € 2,343million.

__Consolidated Balance Sheet__

	Expressed in million euro 2000 As reported	IAS Restate-ment	IAS Reclassi-fication	2000 IAS	2001 IAS
ASSETS					
Non-current assets					
Property Plant and Equipment	3,725			3,725	3,800
Goodwill	2,738			2,738	3,145
Intangible assets other than goodwill	59	(2)		57	114
Interest bearing loans & borrowings	-	-	15	15	14
Investments in associates	629	50		679	784
Investment securities (non-current)			168	168	196
Deferred tax assets		(13)	158	145	149
Employee benefits			252	252	310
Other financial assets	163		(163)	-	-
Long-term receivables	742	(1)	(315)	426	405
	8,056	34	115	8,205	8,917
Current assets					
Interest bearing loans granted					7
Investment securities (current)			29	29	-
Inventories (current)	452	37		489	556
Income tax receivable			31	31	76
Trade and other receivables	1,692	-	(1)	1,691	1,944
Prepayments and deferred expenses	143		(143)	-	-
Short-term investments	399		(399)	-	-
Cash and cash equivalents	417		368	785	401
	3,103	37	(115)	3,025	2,984
Total assets	11,159	71	-	11,230	11,901

Interbrew

THE WORLD'S LOCAL BREWER

Consolidated Balance Sheet (continued)

	Expressed in million euro				
	2000 As reported	**IAS Restatement**	**IAS Reclassification**	**2000 IAS**	**2001 IAS**
EQUITY AND LIABILITIES					
Capital and reserves					
Issued capital	329			329	332
Share premium	3,195			3,195	3,209
Reserves	385	67		452	525
Retained Earnings	(14)	13	91	90	752
Deferred government grants	4		(4)	-	-
	3,899	80	87	4,066	4,818
Minority interest	416	(2)		414	497
Non-current liabilities					
Interest bearing loans and borrowings (non-current)	2,753			2,753	2,006
Other long-term liabilities	172		(172)	-	-
Employee benefits			296	296	304
Pension and similar obligations	316		(316)	-	-
Deferred government grants			4	4	3
Trade and other payables (non-current)			4	4	6
Provisions other than pensions and similar obligations (non-current)	258	(27)	45	276	250
Deferred tax liabilities	230	21	(8)	243	276
	3,729	(6)	(147)	3,576	2,845
Current liabilities					
Current portion of long-term liabilities	835		(835)	-	-
Bank overdrafts	158		(36)	122	52
Interest bearing loans and borrowings (current)			862	862	1,028
Income tax payables			100	100	131
Trade and other payables	896		1,193	2,089	2,510
Provisions current			1	1	20
Social and tax liabilities	846		(846)	-	-
Other payables	193		(193)	-	-
Accrued charges and deferred income	187	(1)	(186)	-	-
	3,115	(1)	60	3,174	3,741
Total liabilities	11,159	71	-	11,230	11,901

Consolidated Cash Flow Statement

	2000 IAS	2001 IAS
OPERATING ACTIVITIES		
Net profit/(loss) from ordinary activities	271	537
Depreciation	451	550
Amortization	100	100
(Reversal of) Write-offs non current and current assets	28	1
(Reversal of) Impairment losses	71	-
Foreign exchange losses/(gains)	9	(14)
Interest income	(29)	(38)
Investment income	(32)	(43)
Interest expense	267	218
Investment expense	-	32
Loss/(gain) on discontinuing operations	-	-
Loss/(gain) on sale of plant and equipment	-	19
Loss/(gain) on sale of intangible assets	-	(5)
Deferred government grants	(1)	-
Income tax expense	75	179
Income from associates	(50)	(67)
Minority interests	(21)	59
Operating profit before changes in WC and provisions	**1,139**	**1,528**
Decrease/(Increase) in trade and other receivables	19	(138)
Decrease/(Increase) in inventories	(61)	(51)
Increase/(Decrease) in trade and other payables	89	105
Increase/(Decrease) in provisions	9	(95)
Cash generated from the operations	**1,195**	**1,349**
Interest paid	(251)	(211)
Interest received	20	33
Dividends received	24	34
Income tax paid/received	(117)	(145)
Cash flows before extraordinary activities	**871**	**1,060**
Extraordinary item (net of tax)	-	(7)
CASH FLOW FROM OPERATING ACTIVITIES	**871**	**1,053**
INVESTING ACTIVITIES		
Proceeds from sale of plant and equipment	59	65
Proceeds from sale of intangible assets	3	7
Proceeds from sale of investments	205	34
Repayments of loans granted	-	4
Sale of subsidiary, net of cash disposed of	-	13
Acquisition of subsidiary, net of cash acquired	(4,445)	(148)
Acquisition of plant and equipment	(465)	(535)
Acquisition of intangible assets	(22)	(24)
Development expenditure		
Acquisition of investment property		
Acquisition of other investments	(65)	(43)
Payments of loans granted	(402)	(13)
Extraordinary item (net of tax)		
CASH FLOWS FROM INVESTING ACTIVITIES	**(5,132)**	**(640)**

Interbrew

THE WORLD'S LOCAL BREWER

FINANCING ACTIVITIES		
Proceeds from the issue of share capital	3,224	17
Proceeds from the issue of convertible notes		
Proceeds from other borrowings	5,647	421
Proceeds from sale of treasury shares	143	-
Reimbursement of capital		
Repayment of borrowings	(4,223)	(1,057)
Payment of finance lease liabilities	-	(7)
Payment of transaction costs	(117)	-
Dividends paid	(80)	(106)
Extraordinary item (net of tax)		
CASH FLOWS FROM FINANCING ACTIVITIES	**4,594**	**(732)**
Net increase in cash and cash equivalents	**333**	**(319)**
Cash and cash equivalents at beginning of the year	321	663
Effect of exchange rate fluctuations on cash held	9	5
Effect of exchange rate on acquisitions and disposals		
Cash and cash equivalents at end of the year	663	349

Interbrew

THE WORLD'S LOCAL BREWER

02 MAR 15 AM 8:52

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 13 March 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER

PRESS RELEASE

Flat operating structure to leverage Interbrew's organic business growth capabilities

Brussels, 13 March, 2002

Following the organisational measures announced on 30 January, 2002, Interbrew, *The World's Local Brewer*©, is planning further steps to increase its focus on continued organic growth. As of 1 April, 2002, Interbrew's operating structure will be transformed to become an as flat as possible organisation model. The enhanced operating structure will allow Interbrew's management to provide the highest levels of service, be one of the best performing and cost effective international brewers and accelerate the organic growth of its operations and brands.

At the heart of Interbrew's business are the strong platforms of its local operations and local brands, coupled with a broad international speciality brand portfolio. Interbrew thus provides its consumers with the most comprehensive brand offering around the world. Interbrew's brand portfolio typically includes leading local brands such as Rolling Rock in the USA, Borsodi Sör in Hungary, Kamenitza and Astika in Bulgaria, Jupiler in Belgium, Kokanee and Labatt Blue in Canada, Klinskoje and Sibirskaja Corona in Russia, Cass and OB Lager in Korea, Boddingstons and Tennent's in the UK, Ozusjko in Croatia. Local brand offerings are enhanced with Interbrew's international brands which include Stella Artois©, Beck's©, Bass© Ale, Leffe© and Hoegaarden©.

Interbrew's Operating Committee, under the leadership of the Chief Operating Officer, will pay particular attention to leveraging these core strengths. In addition to continued focus on financial planning as well as EBIT and EBITDA growth, the Operating Committee will pay particular attention to market share increase, growth in the mix of speciality brands, new product development and innovation, return on invested capital, production efficiencies, standardisation of operating systems and processes, customer service and satisfaction measurement, knowledge management and exchange of best practices.

To help achieve these aims, Interbrew's operating structure will evolve to an organisational model providing areas of international expertise at corporate level (technical, marketing, planning & performance and IS/IT) with all other operating resources being organised at a country level. The result will be a flat organisation model built around a number of lead countries such as for example Belgium, Canada, USA, UK, Germany, which have the size, scale and critical mass to fully resource and support their business as well as that of a number of smaller countries.

"*At the heart of Interbrew's business is the depth of its local operations and brands and the breadth of its international speciality portfolio. These are the fundamentals of our operational development.*" said Jerry Fowden, Chief Operating Officer of Interbrew. "*With our enhanced operating structure, we will increase our focus on organic growth, further strengthen our outstanding performance and improve our capabilities to create shareholder value.*"

Interbrew – *The World's Local Brewer*®
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer*®, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer*®" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Corneel Maes
VP Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com